UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

Annual Report Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

(Mark One):

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the fiscal year ended December 31, 2014

OR

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934.

For the transition period from ________ to _________

Commission file number 1-4372

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

FOREST CITY ENTERPRISES, INC.
Terminal Tower
50 Public Square, Suite 1100
Cleveland, Ohio 44113

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST

_____________________________________________________________________________________

AUDITED FINANCIAL STATEMENTS AND
SUPPLEMENTAL SCHEDULE

AT DECEMBER 31, 2014 AND 2013 AND
FOR THE YEAR ENDED DECEMBER 31, 2014

Forest City 401(k) Employee Savings Plan & Trust
Table of Contents
______________________________________________________________________________________________________

Page

Report of Independent Registered Public Accounting Firm	1

Statements of Net Assets Available for Benefits at December 31, 2014 and 2013	3

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2014	4

Notes to Financial Statements	5-11

Supplemental Schedule: *
Schedule H, line 4i - Schedule of Assets (Held at End of Year) at December 31, 2014	12

*    Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and
Regulations for Reporting and Disclosure under the Employee Retirement Income Security
Act of 1974 have been omitted because they are not applicable.

i

Grant Thornton LLP
1375 East 9th Street, Suite 1500
Cleveland, OH 44114-1718

T 216.771.1400
F 216.771.1409
GrantThornton.com
linkd.in/GrantThorntonUS
twitter.com/GrantThorntonUS

Report of Independent Registered Public Accounting Firm

Plan Administrator
Forest City 401(k) Employee Savings Plan & Trust

We have audited the accompanying statements of net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust (the “Plan”) as of December 31, 2014 and 2013, and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of Forest City 401(k) Employee Savings Plan & Trust as of December 31, 2014 and 2013, and the changes in net assets available for benefits for the year ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets (held at end of year) as of December 31, 2014 has been subjected to audit procedures performed in conjunction with the audit of Forest City 401(k) Employee Savings Plan & Trust’s financial statements. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements but include supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

/s/ Grant Thornton LLP

Cleveland, Ohio
June 18, 2015

Forest City 401(k) Employee Savings Plan & Trust
Statements of Net Assets Available for Benefits
December 31, 2014 and 2013
______________________________________________________________________________________________________

	2014	2013
Assets
Investments at fair value	$164,085,053	$152,169,369

Receivables:
Employer contributions	2,832,672	2,832,258
Participant contributions	—	395
Notes receivable from participants	2,421,365	2,276,058
Total receivables	5,254,037	5,108,711

Net assets reflecting investments at fair value	169,339,090	157,278,080

Adjustment from fair value to contract value for
fully benefit-responsive investment contracts	(203,682)	(180,450)

Net assets available for benefits	$169,135,408	$157,097,630

The accompanying notes are an integral part of these financial statements.

Forest City 401(k) Employee Savings Plan & Trust
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2014

______________________________________________________________________________________________________

Investment income:
Net appreciation in fair value of investments	$3,730,093
Interest and dividends	6,453,539
Total investment income	10,183,632

Contributions:
Participant	8,567,754
Employer	2,834,658
Rollovers	425,305
Total contributions	11,827,717

Interest income on notes receivable from participants	101,102

Benefits paid to participants	(10,061,073)

Loan origination fees	(13,600)

Net increase	12,037,778

Net assets available for benefits:
Beginning of year	157,097,630
End of year	$169,135,408

The accompanying notes are an integral part of these financial statements.

Forest City 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013
______________________________________________________________________________________________________

1.	Description of the Plan

The following description of the Forest City 401(k) Employee Savings Plan & Trust (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

A.
General. The Plan is a defined contribution plan covering all employees of Forest City Enterprises, Inc. (the “Company”), except contract security and employees covered by collective bargaining agreements that do not permit participation in the Plan. Certain employees of RMS Investment Corporation (“RMS”), an affiliate of the Company, are also covered by the provisions of the Plan. The Company and RMS are herein collectively referred to as the Employers. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (“ERISA”).

B.	Eligibility. Employees who have completed 90 days of service and have attained age 21 are eligible.

C.
Participant Accounts. Each participant’s account is credited with the participant’s contribution (deferred compensation), the Employers’ matching contribution, and allocation of the Plan’s earnings or losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

D.
Contributions. Each year, participants may contribute up to 50 percent of pretax annual compensation, subject to statutory limitations imposed by the Internal Revenue Code (“IRC”). New employees are automatically enrolled at a 1% contribution level and have 90 days to opt out. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Participants direct the investment of their contribution into various investment options offered by the Plan. Each year the Employers contribute to the Plan a discretionary matching contribution equal to a percentage of each participant’s contribution, subject to a maximum per participant. The Employers’ matching contribution for 2014 was the greater of the following: 200% of the first $500 and 100% of the next $500 of each participant’s deferred compensation, up to an annual maximum of $1,500; or 50% of deferred compensation on the first 6% of employee wage contributions, up to an annual maximum of $3,500. Participants are eligible to receive an Employers’ matching contribution by being actively employed on the last day of the Plan year for which the contribution applies.

E.	Vesting. Participants are immediately vested in all contributions made plus actual earnings thereon.

F.	Payment of Benefits. Lump-sum payments are made for normal retirement, death, total and permanent disability, termination, financial hardship, or upon reaching age 59 1/2.

G.
Notes Receivable from Participants. Participants may borrow a minimum of $1,000 up to a maximum equal to the lesser of (1) $50,000 reduced by the highest outstanding loan balance in the previous 12 months or (2) 50 percent of the participant’s vested account balance. The loans are secured by the balance in the participant’s account and bear interest at the fixed rate of 1% above prime. The interest rate is fixed at the inception of the loan. Outstanding loans bore interest at 4.25% at December 31, 2014 and 2013. Loan balances are amortized on a level basis over a period not to exceed five years, except for a loan used to acquire a participant’s principal residence, which may be amortized over a period of ten years. Principal and interest paid by the participant is credited to the participant’s account.

2.	Summary of Significant Accounting Policies

Basis of Accounting. The accompanying financial statements of the Plan were prepared under the accrual method of accounting.

The Plan follows applicable accounting guidance with respect to fully benefit-responsive investment contracts. Under the relevant accounting guidance, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants

Forest City 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013
______________________________________________________________________________________________________

2.	Summary of Significant Accounting Policies (Continued)

would receive if they were to initiate permitted transactions under the terms of the Plan. As required by accounting guidance, the Statements of Net Assets Available for Benefits present investment contracts at fair value and an adjustment from fair value to contract value for the fully benefit-responsive investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared using the contract value basis for fully benefit-responsive investment contracts.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Investment Valuation and Income Recognition. Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation in fair value of investments includes realized gains and losses and unrealized appreciation and depreciation on those investments.

Administrative Expenses. Certain expenses of maintaining the Plan are paid directly by the Employers and are excluded from these financial statements. Fees related to the administration of notes receivable from participants are charged directly to the participant's account and are included in administrative expenses. Investment related expenses are included in net appreciation in fair value of investments.

Notes Receivable from Participants. Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Interest income is recorded on the accrual basis. No allowance for credit losses has been recorded as of December 31, 2014 or 2013. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be in default, the participant loan balance is reduced and a benefit payment is recorded.

Payment of Benefits. Benefits are recorded when paid.

Risks and Uncertainties. The Plan provides for various investment options in any combination of Company stock, collective trust funds and mutual funds. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

New Accounting Guidance. In May 2015 the Financial Accounting Standards Board issued updated guidance related to fair value measurement and the disclosures for investments in certain entities that calculate net asset value (“NAV”) per share (or its equivalent).  The updated guidance applies to reporting entities that elect to measure the fair value of certain investments using the NAV per share (or its equivalent) of the investment as a practical expedient. Currently, investments valued using the practical expedient are categorized within the fair value hierarchy on the basis of when the investment is redeemable with the investee at NAV. The amendments remove the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the NAV per share practical expedient. The amendments also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the NAV per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. The amendments are effective for the Plan for fiscal years beginning after December 15, 2015 and shall apply retrospectively to all periods presented. Earlier application is permitted. The Plan’s administrator is currently evaluating the impact the updated guidance will have on the Plan’s financial statement disclosures.

Subsequent Events. Management of the Plan has evaluated subsequent events and there were no material subsequent events that required recognition or additional disclosures in these financial statements.

Forest City 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013
______________________________________________________________________________________________________

3.	Fair Value Measurements

Accounting guidance provides a framework for measuring fair value, and requires additional disclosures about fair value measurements. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1	Inputs to the valuation methodology are unadjusted quoted prices for the identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2014 and 2013. The valuation of investments has been provided by T. Rowe Price, the Trustee, and represents fair value.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission. These funds are required to publish their daily net asset value ("NAV") and to transact at that price. The mutual funds held by the Plan are deemed to be actively traded.

Common stocks: Valued at the closing price reported on the active market on which the individual securities are traded.

Collective trust funds: Valued at the NAV of units of the collective trust. The NAV, as provided by the trustee, is used as a practical expedient to estimate fair value. The NAV is based on the fair value of the underlying investments held by the fund less its liabilities.

Forest City 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013
______________________________________________________________________________________________________

3.	Fair Value Measurements (Continued)

The Plan uses reported NAV for both the T. Rowe Price Equity Index Trust and the T. Rowe Price Stable Value Fund, as the Plan believes the underlying investments of these funds are measured at fair value. For Level 3 investments, the 401(k) Investment Committee of Forest City Enterprises, Inc. (the “Committee”), which is comprised of certain executives of the Company, uses a third party service as the primary basis for valuation of this investment. The Committee has access to the audited financial statements of the investment, including the valuation methods and assumptions included therein. By reference to the audited financial statements, the Committee has determined that the fair value of the Plan’s share of that investment is appropriate. Additionally, the Committee may consider guidance from their independent investment advisor regarding the reported market to book ratio of the investment.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31:

	2014
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$8,036,829	$—	$—	$8,036,829
Growth funds	40,003,355	—	—	40,003,355
Index funds	1,895,799	—	—	1,895,799
International funds	11,386,564	—	—	11,386,564
Target-date retirement funds	53,749,896	—	—	53,749,896
Value funds	9,918,892	—	—	9,918,892
Other	90,282	—	—	90,282
Total mutual funds	125,081,617	—	—	125,081,617

Collective trust funds
Index fund	—	13,085,411	—	13,085,411
Stable value fund	—	—	14,050,161	14,050,161
Total collective trust funds	—	13,085,411	14,050,161	27,135,572

Common stock of Forest City
Enterprises, Inc.	11,867,864	—	—	11,867,864
Total assets at fair value	$136,949,481	$13,085,411	$14,050,161	$164,085,053

Forest City 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013
______________________________________________________________________________________________________

3.	Fair Value Measurements (Continued)

	2013
	Level 1	Level 2	Level 3	Total
Mutual funds
Fixed income funds	$7,634,106	$—	$—	$7,634,106
Growth funds	37,572,551	—	—	37,572,551
Index funds	1,108,158	—	—	1,108,158
International funds	11,348,758	—	—	11,348,758
Target-date retirement funds	48,389,570	—	—	48,389,570
Value funds	9,687,537	—	—	9,687,537
Other	78,830	—	—	78,830
Total mutual funds	115,819,510	—	—	115,819,510

Collective trust funds
Index fund	—	11,774,271	—	11,774,271
Stable value fund	—	—	12,912,427	12,912,427
Total collective trust funds	—	11,774,271	12,912,427	24,686,698

Common stock of Forest City
Enterprises, Inc.	11,663,161	—	—	11,663,161
Total assets at fair value	$127,482,671	$11,774,271	$12,912,427	$152,169,369

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 assets for the year ended December 31, 2014:

Stable Value Fund

Balance, beginning of year	$12,912,427
Change in fair value	23,232
Purchases	3,914,809
Sales	(2,800,307)
Balance, end of year	$14,050,161

The following table sets forth additional disclosures for the fair value measurement of investments in certain entities that calculate net asset value per share (or its equivalent) as of December 31, 2014 and 2013:

	Fair Value		Unfunded	Redemption	Redemption
Investment Type	2014	2013	Commitments	Frequency	Notice Period
Equity Index Trust (a)	$13,085,411	$11,774,271	$—	Daily	Daily
Stable Value Fund (b)	$14,050,161	$12,912,427	$—	Daily (c)	Daily (c)

(a)
The objective of the Equity Index Trust is to match the performance of the Standard & Poor’s 500 Stock Index. To achieve this objective, the Trust invests substantially all of its assets in all of the stocks in the S&P 500 Index while attempting to maintain holdings of each stock in proportion to its weight in the index.

Forest City 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013
______________________________________________________________________________________________________

3.	Fair Value Measurements (Continued)

(b)
The objective of the Stable Value Fund ("Fund") is to provide maximum current income while maintaining stability of principal. To achieve this objective, the Fund will invest primarily in investments that are designed to provide stability and a competitive yield, such as, Synthetic Investment Contracts and Guaranteed Investment Contracts. Because such investments are not actively traded in the open market and generally must be held until maturity, there is a risk that, like any investment, one or more of the Fund’s holdings could fail to make scheduled interest and principal payments prior to maturity, potentially reducing the Fund’s income level and causing a loss of principal. Were the Plan to initiate a full redemption of the collective trust, the investment advisor reserves the right to temporarily delay withdrawal from the Fund in order to ensure that securities liquidations will be carried out in an orderly business manner. This Fund is a fully benefit-responsive investment contract and, as required, its fair value is adjusted to contract value.

(c)
Participants may ordinarily direct the withdrawal or transfer of all of their investment at contract value daily without any limitations. Certain events including, but not limited to, partial or complete legal termination or tax disqualification of the Plan, may limit the ability of the Fund to transact at contract value; however, the Plan administrator believes that any such events are not probable of occurring.

4.	Investments

The following table presents investments that represent five percent or more of the Plan's net assets at December 31, 2014 and 2013:

	December 31,
	2014	2013

American Funds EuroPacific Growth Fund	$11,386,564	$11,348,758
Forest City Enterprises, Inc. Class A Common Stock	$11,331,108	$11,159,823
T. Rowe Price Blue Chip Growth Fund	$21,037,272	$19,715,033
T. Rowe Price Equity Index Trust	$13,085,411	$11,774,271
T. Rowe Price Retirement 2020 Fund	$9,850,403	$8,915,210
T. Rowe Price Retirement 2030 Fund	$9,336,726	$8,703,882
T. Rowe Price Stable Value Fund, at contract value
(fair value $14,050,161 and $12,912,427, respectively)	$13,846,479	$12,731,977

The following table presents a summary of the Plan's net appreciation in fair value of investments for the year ended December 31, 2014:

Mutual funds	$878,462
Collective trust funds	1,576,051
Common stock - Forest City Enterprises, Inc.	1,275,580
Net appreciation in fair value of investments	$3,730,093

Forest City 401(k) Employee Savings Plan & Trust
Notes to Financial Statements
December 31, 2014 and 2013
______________________________________________________________________________________________________

5.	Reconciliation to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2014 and 2013 to Form 5500:

	2014	2013

Net assets available for benefits per the financial statements	$169,135,408	$157,097,630
Adjustment from fair value to contract value for fully
benefit-responsive investment contracts	203,682	180,450
Net assets available for benefits per the Form 5500	$169,339,090	$157,278,080

The following is a reconciliation of the change in net assets available for benefits per the financial statements for the year ended December 31, 2014 to Form 5500:

Net increase in net assets available for benefits per the financial statements	$12,037,778
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts for the current year	203,682
Adjustment from fair value to contract value for fully benefit-responsive
investment contracts from the prior year	(180,450)
Net income per Form 5500	$12,061,010

6.	Related Party and Party-In-Interest Transactions

The Plan invests in common stock of the Company, as well as shares of mutual funds and collective trust funds managed by the Trustee, which qualify these transactions as party-in-interest transactions. The Plan held an investment in Forest City Enterprises, Inc. Class A common stock of $11,331,108 (531,977 shares) and $11,159,823 (584,284 shares) at December 31, 2014 and 2013, respectively, and the Plan held an investment in Forest City Enterprises, Inc. Class B common stock of $536,756 (23,266 shares) and $503,338 (24,305 shares) at December 31, 2014 and 2013, respectively.

7.	Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would remain 100 percent vested in their Employer contributions and all unallocated amounts would be allocated to the participants in accordance with the provisions of the Plan.

8.	Tax Status

The Internal Revenue Service (“IRS”) issued an opinion letter dated March 31, 2008, stating that the form of the prototype plan used by the Plan is acceptable under Section 401 of the IRC. Although the Plan has been amended since the opinion letter was issued, the Plan administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan is exempt from federal income taxes.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2014 and 2013, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes that the Plan is no longer subject to income tax examinations for years prior to 2011.

Forest City 401(k) Employee Savings Plan & Trust
Schedule H, line 4i - Schedule of Assets (Held at End of Year)
December 31, 2014

		Number of		Current
Description		Units	Cost	Value

Investments:
	Mutual funds:
	American Beacon Stephens Small Cap Growth Instl	64,995	**	$1,077,618
	American Century Mid Cap Value Institutional	110,040	**	1,811,257
	American Funds EuroPacific Growth Fund	241,599	**	11,386,564
	Baird Aggregate Bond Inst	570,270	**	6,164,623
	Columbia Acorn Fund, Z	108,851	**	3,477,784
	Dreyfus/ The Boston Company Small Cap Value Fund	110,443	**	2,659,459
	Fidelity Contra Fund	58,697	**	5,750,568
*	T. Rowe Price Blue Chip Growth Fund	312,729	**	21,037,272
*	T. Rowe Price Equity Income Fund	221,324	**	7,259,433
*	T. Rowe Price Mid Cap Growth Fund	90,785	**	6,848,856
*	T. Rowe Price Retirement Balance Inv	71,909	**	1,067,125
*	T. Rowe Price Retirement 2005 Fund	15,747	**	204,711
*	T. Rowe Price Retirement 2010 Fund	283,851	**	5,032,678
*	T. Rowe Price Retirement 2015 Fund	284,696	**	4,119,554
*	T. Rowe Price Retirement 2020 Fund	475,635	**	9,850,403
*	T. Rowe Price Retirement 2025 Fund	421,598	**	6,623,300
*	T. Rowe Price Retirement 2030 Fund	405,592	**	9,336,726
*	T. Rowe Price Retirement 2035 Fund	273,354	**	4,554,086
*	T. Rowe Price Retirement 2040 Fund	283,439	**	6,779,852
*	T. Rowe Price Retirement 2045 Fund	261,205	**	4,179,288
*	T. Rowe Price Retirement 2050 Fund	126,950	**	1,702,402
*	T. Rowe Price Retirement 2055 Fund	22,522	**	299,766
*	T. Rowe Price Retirement 2060 Fund	1	**	5
	TIAA-CREF Inflation Linked Bond I	57,371	**	651,732
	Tradelink Investments Fund	90,282	**	90,282
	Vanguard Mid Cap Index Admiral	12,393	**	1,895,799
	Vanguard Short Term Investment Grd, ADM	114,491	**	1,220,474

				125,081,617

	Collective trust funds:
*	T. Rowe Price Equity Index Trust	183,269	**	13,085,411
*	T. Rowe Price Stable Value Fund	13,846,479	**	14,050,161
				27,135,572

	Common stock of Forest City Enterprises, Inc.:
*	Class A	531,977	**	11,331,108
*	Class B	23,266	**	536,756
				11,867,864

*	Participant loans, 4.25% interest rate			2,421,365

	Total investments			$166,506,418

	* Denotes party-in-interest.
	** Participant-directed investment, cost information is omitted

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, Forest City Enterprises, Inc. has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

FOREST CITY 401(k) EMPLOYEE SAVINGS PLAN & TRUST
(Name of Plan)

June 18, 2015	/s/ Robert G. O'Brien
(Date)	Robert G. O'Brien,
Executive Vice President and
Chief Financial Officer
Forest City Enterprises, Inc.

Exhibit Index

Exhibit
Number	Description of Document

23.1	Consent of Grant Thornton LLP regarding Forms S-8
(Registration Nos. 333-65058 and 333-173211).